SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                       KLLM Transportation Services, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    482498102
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                                 (CUSIP Number)


                                Richard D. Hoedl
                                 2740 N. Mayfair
                           Springfield, Missouri 65803
                            Telephone: (800) 848-4560
                            Facsimile: (417) 521-6864
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D                      Page 2 of 4 Pages
CUSIP NO. 482498102

         1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

                Robert E. Low

         2. Check the Appropriate Box if a Member of a Group (a) |_| (See Instructions) (b) |X|

         3.     SEC Use Only

         4.     Source of Funds (See Instructions)

                PF

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
                Item 2(d) or 2(e) |_|

         6.     Citizenship or Place of Organization

                United States Citizen

Number of       7.   Sole Voting Power
Shares
Beneficially         539,600
Owned by
Each            8.   Shared Voting Power
Reporting
Person With          0

                9.   Sole Dispositive Power

                     539,600

               10.   Shared Dispositive Power

                     0

         11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                539,600

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

         13.    Percent of Class Represented by Amount In Row (11)

                13.17%

         14.    Type of Reporting Person (See Instructions)

                IN

                          Schedule 13D - Amendment No. 2

         Robert E. Low (the "Reporting Person") has previously reported his acquisition of 289,600 shares of the common stock, $1.00 par value (the "KLLM Common Stock"), of KLLM Transportation Services, Inc., a Delaware corporation (the "Issuer"), 135 Riverview Drive, Richland, Mississippi 39218, in an initial
Schedule 13D filing dated January 5, 2000, and an amendment thereto dated February 1, 2000. On February 10, 2000, the Reporting Person purchased 250,000 additional shares of the KLLM Common Stock in an open market transaction. This amendment on Schedule 13D is being filed in order to update the Reporting Person's previously filed Schedule 13D with respect to these newly purchased shares of KLLM Common Stock, and to restate the Reporting Person's investment intent regarding his investment in the KLLM Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds used by the Reporting Person to purchase the KLLM Common Stock originated from the Reporting Person's personal funds.

Item 4.  Purpose of Transaction.

         The Reporting Person currently intends to pursue exploratory discussions with the Issuer and/or one or more principal stockholders of the Issuer regarding one or more of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Person.

Item 5.  Interest in the Securities of Issuer.

         (a) As of the date hereof, the Reporting Person beneficially owns 539,600 shares of the KLLM Common Stock, representing 13.17% of the issued and outstanding shares of the KLLM Common Stock.

         (b) The Reporting Person has the sole power to vote and dispose of all 539,600 shares of the KLLM Common Stock he beneficially owns.

         (c) On February 10, 2000, the Reporting Person purchased 250,000 shares of KLLM Common Stock in an open market transaction for a price per share of $6.06.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 10, 2000
                                        ----------------------------------------
                                        (Date)


                                        /s/ Robert E. Low
                                        ----------------------------------------
                                        (Signature)


                                        Robert E. Low
                                        ----------------------------------------
                                        (Name and Title)